Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

February 4, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Irene Barberena-Meissner Loan Lauren Nguyen Division of Corporate Finance Office of Energy & Transportation

Apollo Strategic Growth Capital

Registration Statement on Form S-4

Filed December 21, 2021

File No. 333-261820

Ladies and Gentlemen:

On behalf of our client, Apollo Strategic Growth Capital, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 18, 2022 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-4 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement which reflects these revisions (such revised filing, the “Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Please revise to disclose the anticipated relative ownership of your common stock between your initial holders, including Sponsor and Insiders, Continuing JerseyCo Owners and affiliates, and your public shareholders, upon closing of the business combination.

Response to Comment 1

The Registrant respectfully acknowledges the Staff’s comment and has revised the cover page of Amendment No. 1 to the Registration Statement accordingly.

United States Securities and Exchange Commission
February 4, 2022

2.	Please revise the cover page to disclose the dual class structure upon the closing of the initial business combination with GBT. In this regard, we note that the Continuing JerseyCo Owners will hold all of the issued and outstanding shares of Domesticated Acquiror Class B Common Stock and will accordingly hold a majority of the voting power of PubCo’s capital stock on a fully-diluted basis and will be able to control matters submitted to PubCo’s stockholders for approval, including the election of directors.

Response to Comment 2

The Registrant respectfully acknowledges the Staff’s comment and has revised the cover page of Amendment No. 1 to the Registration Statement accordingly.

Q: What are the U.S. Federal Income Tax Consequences of the Domestication?, page 26

3.	Your disclosure here and on page 208 suggests that it is intended that the Domestication qualify as a tax-deferred “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. Your further disclosure on pages 25 and 213 indicates that because the Domestication will occur immediately prior to the redemption of U.S. holders that exercise redemption rights, U.S. holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication. As a result, it appears that the tax consequences may be material to shareholders. Please revise your disclosures to identify tax counsel and file a related opinion or provide us an analysis explaining why it is not necessary to do so. For guidance, refer to Section III of Staff Legal Bulletin 19 (Oct. 14, 2011).

Response to Comment 3

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 24, 104 and 230 of Amendment No. 1 to the Registration Statement accordingly. In addition, the Registrant informs the Staff that it has filed as Exhibit 8.1 a tax opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP to reflect the Staff’s comment.

Summary, page 36

4.	Please revise your diagram illustrating the pre-business combination structure of GBT to show the relative ownership of GBT shares held by the Continuing JerseyCo Owners. In addition, revise your diagram illustrating the post-business combination PubCo structure to show the relative ownership of voting and economic interests of GBT held by PubCo and the Continuing JerseyCo Owners.

Response to Comment 4

The Registrant respectfully acknowledges the Staff’s comment and has revised the diagrams on pages 36-37 and page 144 of Amendment No. 1 to the Registration Statement accordingly.

United States Securities and Exchange Commission
February 4, 2022

Consideration to be Received in the Business Combination, page 38

5.	Please revise to specifically disclose the total consideration to be paid and how the consideration will be allocated to the holders of GBT Capital Stock and GBT MIP Options. Clearly disclose the consideration to be received, rather than referring to the Pre-Money Equity Value. Please also consider clarifying the defined term, “Pre-Money Equity Value.”

Response to Comment 5

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 39 and 145 of Amendment No. 1 to the Registration Statement accordingly.

Conditions to Closing, page 44

6.	Please revise your disclosure to clarify each condition that is subject to being waived and state which party may waive such condition. We note your disclosure beginning on page 138.

Response to Comment 6

The Registrant respectfully acknowledges the Staff’s comment and has revised page 46 of Amendment No. 1 to the Registration Statement accordingly.

Risk Factors, page 60

7.	Disclose the material risks to unaffiliated investors presented by taking GBT public through a business combination rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response to Comment 7

The Registrant respectfully acknowledges the Staff’s comment and has added a risk factor, beginning on page 101 of Amendment No. 1 to the Registration Statement, that discloses the risks to unaffiliated investors presented by taking GBT public through a business combination rather than an underwritten offering.

The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our business, page 60

8.	We note your disclosure that the extent of the effects of the COVID-19 pandemic on your business, results of operations, cash flows and growth prospects are uncertain and will ultimately depend on future developments. We further note the disclosure in this risk factor that “as of October 2021, trends generally continue to improve across key geographies.” Please tell us what consideration you have given to updating your disclosures to describe the effects of COVID-19 on your business and results of operations.

Response to Comment 8

The Registrant respectfully acknowledges the Staff’s comment and has revised page 62 of Amendment No. 1 to the Registration Statement accordingly. The Registrant respectfully advises the Staff that GBT updates its results on a quarterly basis and such updates take into account the effects of COVID-19 on its business and results of operations.

United States Securities and Exchange Commission
February 4, 2022

The terms of the Senior Secured Credit Agreement restrict our current and future operations, page 66

9.	Please revise to disclose the requirement in GBT’s Senior Secured Credit Agreement that an aggregate amount of Liquidity equal to at least $200 million as of the end of each calendar month be maintained. We note your disclosure on page 254.

Response to Comment 9

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 68-69 of Amendment No. 1 to the Registration Statement accordingly.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market, page 90

10.	We note your disclosure here that you will file one or more registration statements prior to or shortly after the closing of the Business Combination to provide for the resale of the PIPE Securities from time to time, and that you will also enter into the Registration Rights Agreement, which will require you to register under the Securities Act all the shares of Domesticated Acquiror Class A Common Stock held, or issuable upon exchange, by the parties to the Registration Rights Agreement. Please revise to disclose the amount of shares of common stock which will be subject to resale registration, including under the Registration Rights Agreement. Please also revise your disclosure on page 102 accordingly.

Response to Comment 10

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 95 and 110 of Amendment No. 1 to the Registration Statement accordingly.

The Acquiror Delaware Certificate and Acquiror Delaware Bylaws will also provide that the Delaware Court of Chancery, page 91

11.	We note that your Acquiror Delaware Certificate will provide that, unless you consent in writing to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure (consistent with your form of Delaware certificate) that the Acquiror Delaware Certificate will further provide that, unless you consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a right under the Securities Act. Please revise your disclosure to clarify whether the exclusive forum provision in the Acquiror Delaware Certificate applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under Securities Act or Exchange Act, please also ensure that the exclusive forum provision in Acquiror Delaware Certificate states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment 11

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 96-97, 130, 135, 368, and 376 of Amendment No. 1 to the Registration Statement accordingly. Specifically, the Registrant has revised the disclosure to clarify that the exclusive forum provision will not apply to actions, suits or proceedings brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Registrant has included disclosure that the Exchange Act creates exclusive federal jurisdiction for all suits brought to enforce any duty or liability thereunder and that and that PubCo’s stockholders cannot waive compliance with federal securities laws.

In addition, the Registrant informs the Staff that it has revised Annex A to Amendment No. 1 to the Registration Statement to reflect the Staff’s comment.

United States Securities and Exchange Commission
February 4, 2022

The APSG Founders have potential conflicts of interest in recommending that the APSG Shareholders vote in favor of approval of the Business, page 92

12.	Please expand your disclosure regarding the sponsor’s ownership interest in the combined company to disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response to Comment 12

The Registrant respectfully acknowledges the Staff’s comment. The Registrant respectfully advises the Staff that pages 97-98 and 197 of Amendment No. 1 to the Registration Statement, once completed with recent closing price information, will disclose the approximate dollar value of the Sponsor’s interest in the combined company. The Registrant will complete such disclosure prior to requesting that the Registration Statement be declared effective.

13.	Revise to disclose amounts for any finder’s fees, consulting fees or reimbursement fees to be paid to the Sponsor, the APSG Board or APSG officers, or any of their respective affiliates, for services rendered in connection with the completion of the initial business combination.

Response to Comment 13

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 99 and 364 of Amendment No. 1 to the Registration Statement accordingly.

APSG or PubCo, as applicable, may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to holders of such war, page 104

14.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response to Comment 14

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 111-112 of Amendment No. 1 to Registration Statement accordingly.

United States Securities and Exchange Commission
February 4, 2022

The Business Combination Proposal

Background to the Business Combination, page 158

15.	You disclose that from the date of the IPO through the signing of the Letter of Intent representatives of the Sponsor and APSG considered and evaluated over 350 potential acquisition targets in a wide variety of industry sectors and entered into non-disclosure agreements with over 40 of such potential acquisition targets (including GBT), and that representatives of the Sponsor and APSG submitted proposals to over 10 potential acquisition targets (including GBT). In addition, you disclose that APSG entered into letters of intent with two of those potential acquisition targets (including GBT). Please expand your discussion in this section to describe the process utilized to evaluate the other potential targets. Please describe the reasons you did not further consider any alternative proposal and explain why APSG did not believe the alternatives to be as compelling as GBT, taking into consideration their business prospects, strategy, management teams, structure, likelihood of execution and valuation considerations.

Response to Comment 15

The Registrant respectfully acknowledges the Staff’s comment and has revised page 175 of Amendment No. 1 to the Registration Statement accordingly.

16.	We note that on June 16, 2021, GBT sent APSG a draft preliminary valuation framework, which was subsequently discussed by the representatives of APSG and GBT. Please revise to disclose whether GBT’s preliminary valuation framework included any range of Pre-Money Equity Value that was considered by the parties prior to preliminary non-binding proposal from APSG.

Response to Comment 16

The Registrant respectfully acknowledges the Staff’s comment and has revised page 176 of Amendment No. 1 to the Registration Statement accordingly.

17.	We note your disclosure that on June 25, 2021, APSG submitted its preliminary non-binding proposal for a business combination with GBT, which included a proposed Pre-Money Equity Value for GBT of $3.83 billion to $4.33 billion. Please expand your disclosure to explain how this Pre-Money Equity Value range was determined.

Response to Comment 17

The Registrant respectfully acknowledges the Staff’s comment and has revised page 176 of Amendment No. 1 to the Registration Statement accordingly.

18.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response to Comment 18

The Registrant respectfully acknowledges the Staff’s comment and has revised page 175 of Amendment No. 1 to the Registration Statement accordingly.

19.	You disclose on page 135 and elsewhere that the holders of GBT Capital Stock and GBT Legacy MIP Options will be entitled to receive additional “earnout” shares in PubCo and GBT if PubCo’s stock price hits certain agreed thresholds. Please revise to include additional details to describe this earnout consideration and the related negotiations.

Response to Comment 19

The Registrant respectfully acknowledges the Staff’s comment and has revised page 177 of Amendment No. 1 to the Registration Statement accordingly.

United States Securities and Exchange Commission
February 4, 2022

20.	We note your disclosure on page 93 that upon the consummation of the Business Combination, Apollo Global Securities, LLC (“AGS”) will receive its portion of the $28.6 million of deferred underwriting commissions related to APSG’s IPO and its portion of the $7.5 million of placement fees related to the PIPE Investment. We also note your disclosure on page 163 that the aggregate fees payable to Credit Suisse, Goldman Sachs, Morgan Stanley, Evercore and Houlihan Lokey or their respective affiliates upon the closing of the Business Combination is approximately $29.6 million for their roles as financial or capital markets advisors. Please revise to clarify the role of each of AGSP, Credit Suisse, and Goldman Sachs, who also acted as AGSP’s IPO underwriters, after the completion of AGSP’s IPO, and the roles of Morgan Stanley, Evercore and Houlihan Lokey. Please also disclose the aggregate fees payable to AGSP, Credit Suisse, Goldman Sachs, Morgan Stanley, Evercore and Houlihan Lokey that are contingent on completion of the business combination on a collective and individual basis.

Response to Comment 20

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 98, 198 and 362 of Amendment No. 1 to the Registration Statement accordingly.

21.	We note that members of management or representatives of APSG, GBT, and Sponsor participated in meetings and discussions from April through December 2021 to discuss the potential business combination. Revise to clarify the members of management or representatives of APSG, GBT, and Sponsor who participated in the referenced meetings and discussions. As examples, we note your general references to “representatives” of the Sponsor, APSG and GBT, “APSG management,” and “GBT management.”

Response to Comment 21

The Registrant respectfully acknowledges the Staff’s comment and has revised page 175 of Amendment No. 1 to the Registration Statement accordingly.

The APSG Board’s Reasons for Approval of the Business Combination, page 171

22.	We note that the APSG Board considered a variety of uncertainties, risks and other potentially negative factors concerning the Business Combination, including the potential conflicts of interest between the Sponsor and its affiliates and APSG in the Business Combination. Expand your disclosure to clarify how the board considered such conflicts in its determination to recommend the approval of the Business Combination.

Response to Comment 22

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 193-194 of Amendment No. 1 to the Registration Statement accordingly.

United States Securities and Exchange Commission
February 4, 2022

Projected Financial Information, page 175

23.	As the GBT Projections do not take into account any circumstances or events occurring after the date on which the GBT Projections were prepared, revise to provide a discussion of any subsequent period material circumstances or events that could be relevant to an investment decision.

Response to Comment 23

The Registrant respectfully acknowledges the Staff’s comment and has revised page 196 of Amendment No. 1 to the Registration Statement to reflect that the Registrant may be required to revise or augment the disclosure with respect to the GBT Projections under certain circumstances. If required, the Registrant will make such additional disclosure prior to requesting that the Registration Statement be declared effective.

24.	We note that the GBT Projections assume an approximately 70% recovery in industry Total Transaction Value in 2023E. Revise to address expectations for 2022E, why this type of recovery was deemed to be reasonably likely, and how a lesser recovery of the travel industry would change the projected financial information presented. In addition, clarify what constitutes “new wins” and how this results in revenue growth for the periods presented.

In addition, tell us about any differences in assumptions used for purposes of preparing the projections included in your filing and the annual impairment review of goodwill performed on December 31, 2021.

Response to Comment 24

The Registrant respectfully acknowledges the Staff’s comment and has revised page 195 of Amendment No. 1 to the Registration Statement to explain that the GBT Projections, and the assumptions underlying such projections, speak as of the date the GBT Projections were prepared and the assumption of an approximate 70% recovery in industry Total Transaction Value in 2023E was, in GBT management’s view, a reasonable estimate based on its business and professional judgment. The revised disclosure also clarifies that the assumption of a 70% recovery in industry Total Transaction Value in 2023E is more conservative than certain industry projections that are referred to in Amendment No. 1 to the Registration Statement and that a materially lesser or slower recovery of the travel industry could be material to the projected financial information presented.

The Registrant respectfully acknowledges the Staff’s comment and has revised page 195 of Amendment No. 1 to the Registration Statement to define “new wins” and how this results in GBT’s revenue growth for the periods presented.

In addition, the Registrant respectfully advises the Staff that GBT has used the same cash flow projections for goodwill impairments and/or equity valuations and therefore the assumptions would be similar for goodwill impairment testing as for the projections.

United States Securities and Exchange Commission
February 4, 2022

25.	The projected financial information assumes continued expansion and growth in new service offerings and new capabilities. Explain how this will be achieved, especially considering the permanent cost reductions noted as part of your discussion of material assumptions. In addition, more clearly describe expectations for the expansion of the GBT Partner Solutions business. Also as part of your revised disclosure, explain what is meant by “other future prospects of GBT.”

Response to Comment 25

The Registrant respectfully acknowledges the Staff’s comment and has revised page 195 of Amendment No. 1 to the Registration Statement.

26.	Considering that it occurred in November 2021, provide additional detail explaining the impact of the Egencia Acquisition on the projections presented.

Response to Comment 26

The Registrant respectfully acknowledges the Staff’s comment and has revised page 195 of Amendment No. 1 to the Registration Statement.

27.	We note the disclosure in the seventh bulleted point that you considered “economic and market growth consistent with recent pre-COVID years, including continued expansion and growth in new service offerings and new capabilities.” Please revise to quantify any economic and market growth rates that were utilized in this assumption.

Response to Comment 27

The Registrant respectfully acknowledges the Staff’s comment and has revised page 195 of Amendment No. 1 to the Registration Statement accordingly.

28.	Provide us with the legal basis for the stated intentions of the parties to not update the disclosure regarding the prospective financial information “even in the event that any or all of the assumptions underlying the GBT Projections are shown to be in error.” Refer generally to Item 10(b)(3)(iii) of Regulation S-K.

Response to Comment 28

The Registrant respectfully acknowledges the Staff’s comment and has revised page 196 of Amendment No. 1 to the Registration Statement accordingly.

Opinion of the Financial Advisor to APSG, page 185

29.	We note your disclosure on page 185 and opinion letter from Houlihan Lokey included as Annex R to the registration statement states that Houlihan Lokey’s opinion was furnished for the use of the APSG Board (in its capacity as such) in connection with its evaluation of the Business Combination and “may not be used for any other purpose without our prior written consent.” This disclosure suggests that shareholders may not consider or rely on the information in the opinion which you have included with your registration statement. Please revise to remove this limitation on reliance.

Response to Comment 29

The Registrant respectfully acknowledges the Staff’s comment and has revised page 206 of Amendment No. 1 to the Registration Statement accordingly.

United States Securities and Exchange Commission
February 4, 2022

30.	We note your disclosure on page 188 that taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 9.0x to 11.0x FY 2019 Adjusted EBITDA and 9.0x to 11.0x FY 2023E Adjusted EBITDA to corresponding financial data for GBT. However, we note the FY 2019 Adjusted EBITDA and FY 2023E Adjusted EBITDA ranges implied by this analysis were not the same. Please explain why Houlihan Lokey selected and applied the same range of 9.0x to 11.0x to FY 2019 Adjusted EBITDA and FY 2023E Adjusted EBITDA.

Response to Comment 30

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that, even though the selected multiple ranges for FY 2019 Adjusted EBITDA and FY 2023E Adjusted EBITDA were both 9.0x to 11.0x, the implied total equity value reference ranges for GBT indicated by Houlihan Lokey’s selected companies analysis were not the same, because the multiple ranges were applied to different financial data of GBT. The range of $3,787,100,000 to $4,790,900,000 was based on GBT’s FY 2019 Adjusted EBITDA, while the range of $4,010,300,000 to $5,063,700,000 was based on GBT’s FY 2023E Adjusted EBITDA. The Registrant has revised page 209 of Amendment No. 1 to the Registration Statement to clarify such disclosure.

31.	With regards to the discounted cash flow analysis of GBT discussed on page 189, provide expanded disclosure explaining how the discount rates and perpetuity growth rates were determined and deemed to be appropriate.

Response to Comment 31

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 209-210 of Amendment No. 1 to the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 216

32.	We note your disclosure that following the closing of the Business Combination, APSG will acquire a minority interest in GBT, which will serve as PubCo’s operating company in an Up-C structure. Revise to provide additional information regarding the post-transaction ownership structure, including with regard to interests held by the non-controlling interest holders.

Response to Comment 32

The Registrant respectfully acknowledges the Staff’s comment and has revised page 239 of Amendment No. 1 to the Registration Statement accordingly.

Note 2. Unaudited pro forma adjustments related to Egencia Acquisition, page 223

33.	We note that the equity interests issued as part of the Egencia Acquisition are subject to changes based on final debt/cash and working capital adjustments. Revise to clarify the extent to which material changes could occur.

Response to Comment 33

The Registrant respectfully acknowledges the Staff’s comment and has revised page 251 of Amendment No. 1 to the Registration Statement accordingly.

34.	Expand your disclosure for adjustment (ii) to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis as part of the acquisition of Egencia consistent with FASB ASC 805-30-50-1a.

Response to Comment 34

The Registrant respectfully acknowledges the Staff’s comment and has revised page 252 of Amendment No. 1 to the Registration Statement to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis as part of the acquisition of Egencia consistent with FASB 805-30-50-1a.

United States Securities and Exchange Commission
February 4, 2022

35.	Expand your disclosure for adjustment (vi) to further explain the basis of the estimated value of 19% of equity interest in GBT.

Response to Comment 35

The Registrant respectfully acknowledges the Staff’s comment and has revised page 253 of Amendment No. 1 to the Registration Statement to further explain the basis of the estimated value of 19% of equity interest in GBT issued as purchase consideration to Expedia on GBT’s acquisition of Egencia from Expedia.

Note 3. Unaudited pro forma condensed combined balance sheet adjustments related to Business Combination, page 226

36.	Expand your disclosure for adjustment (g) to provide additional detail regarding how the fair value of the Sponsor Earn-Out Shares contingently issuable to the Sponsor were determined.

Response to Comment 36

The Registrant respectfully acknowledges the Staff’s comment and has revised page 254 of Amendment No. 1 to the Registration Statement to provide additional detail regarding the determination of fair value of the Sponsor Earn-Out Shares that are contingently issuable to the Sponsor.

37.	Revise your disclosure for adjustments (j) and (aa) to clarify the nature of the pro forma adjustments for noncontrolling interest based on the ownership interest in GBT following the proposed transaction.

Response to Comment 37

The Registrant respectfully acknowledges the Staff’s comment and has revised page 255 of Amendment No. 1 to the Registration Statement to clarify the nature of pro forma adjustments for noncontrolling interest based on the ownership interest in GBT following the proposed transaction.

Note 5. Earnings per Share, page 226

38.	Revise to include a discussion of the impact of potentially dilutive equity outstanding, such as warrants.

Response to Comment 38

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 255-256 of Amendment No. 1 to the Registration Statement to include a discussion of the impact of potentially dilutive equity securities outstanding.

United States Securities and Exchange Commission
February 4, 2022

Business of GBT, page 232

39.	We note your use of market and industry data here and throughout your proxy statement/prospectus derived from industry sources disclosed on page 1. We also note your internal CAGR data. Please tell us what consideration you have given to updating this information to reflect completed fiscal years 2020 and 2021.

Response to Comment 39

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that GBT used 2019 industry size and industry growth rates to indicate the potential opportunity and long-term growth trajectory of business travel spend. Similarly, GBT used the CAGR of the business from its formation as a standalone entity in 2015 to 2019 to indicate GBT’s growth. In relation to showing 2020 and 2021 data, (a) 2020 and 2021 performance of the business and the industry were significantly impacted by COVID-19 and in our view are not reflective of the underlying growth dynamics and opportunity for the business or the industry; (b) in line with industry practice 2020 and 2021 performance is described relative to and in context of 2019 baseline; and (c) the performance of the business and the industry in 2020 and 2021 and implications for projected financial performance are discussed in detail in the relevant sections.

APSG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 260

40.	You state “APSG does not believe it will need to raise additional funds in order to meet the expenditures required for operating our business.” Revise this disclosure as it does not appear to be consistent with the language in the footnotes to your financial statements regarding your ability to continue as a going concern.

Response to Comment 40

The Registrant respectfully acknowledges the Staff’s comment and has revised page 293 of Amendment No. 1 to Registration Statement accordingly.

41.	Expand your disclosure to address that, upon closing of the proposed business combination, you will be a holding company with no operations and will depend on distributions from GBT to meet your financial obligations, including taxes and other expenses. Please also disclose any restrictions or other factors that could limit GBT’s ability to pay dividends or make other distributions to you. Refer to Item 303(a)(1) of Regulation S-K.

Response to Comment 41

The Registrant respectfully acknowledges the Staff’s comment and has revised page 293 of Amendment No. 1 to the Registration Statement accordingly.

GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations

Acquisitions, page 266

42.	Revise your disclosure here and elsewhere in the filing to clarify that the acquisition of Ovation completed in January 2021 has been reflected in the historical financial results.

Response to Comment 42

The Registrant respectfully acknowledges the Staff’s comment and has revised page 300 of Amendment No. 1 to the Registration Statement to state that the acquisition of Ovation, completed in January 2021, has been reflected in the historical financial results of GBT from the date of its acquisition in January 2021.

United States Securities and Exchange Commission
February 4, 2022

Key Operating and Financial Metrics

Non-GAAP Financial Measures, page 268

43.	We note the non-GAAP financial measures Adjusted EBITDA and Adjusted Operating Expenses exclude restructuring charges related to mitigating actions taken in response to adverse business impact resulting from travel restrictions due to the COVID-19 pandemic. We also note that funds were received from governments in connection with programs designed to minimize employment losses related to the COVID-19 pandemic. Tell us how the funds received were considered in the calculation of these non-GAAP financial measures.

Response to Comment 43

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that GBT presents government subsidies as a contra-expense, offsetting the payroll costs associated with its employees whom GBT continued to pay throughout the COVID-19 pandemic travel restrictions and reduced travel demand. Absent government support, the employee services would have been terminated which would have resulted in reducing salary costs. As the government subsidies are reducing payroll costs and, therefore, total operating expenses (which has the same impact had GBT terminated the employee services absent such government support) they are included as part of Adjusted EBITDA and Adjusted Operating Expenses.

Results of Operations, page 272

44.	Revise to quantify the effect of each causal factor identified for material changes in your financial statement amounts. For example, in the discussion regarding salaries and benefits expenses, quantify the decreases due to the COVID-19 BRP and funds received from governments separately as part of the analysis of cost of revenue. Refer to Item 303 of Regulation S-K.

Response to Comment 44

The Registrant respectfully acknowledges the Staff’s comment and has revised page 281 of Amendment No. 1 to Registration Statement to quantify the effect of each causal factor identified for material changes in its financial statement amounts.

Security Ownership of Certain Beneficial Owners and Management, page 320

45.	Please revise to also disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. We note certain of this information on page 21.

Response to Comment 45

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 356-358 of Amendment No. 1 to the Registration Statement, which now discloses the Sponsor and its affiliates’ total potential ownership interest in PubCo, assuming exercise and conversion of all securities held by the Sponsor and its affiliates.

United States Securities and Exchange Commission
February 4, 2022

GBT JerseyCo Limited

Audited Annual Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-76

46.	The disclosure regarding transaction fees and other revenues states that performance obligation under these contracts are typically satisfied over time as the clients benefit from these services as they are performed. Clarify the nature of the performance obligations in arrangements with corporate clients to provide travel related services and how revenue is recognized. In addition, describe the nature of the stand ready obligation to provide travel-related services in the context of FASB ASC 606-10-25-18e.

Response to Comment 46

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that GBT’s performance obligations under its contracts with its corporate clients are stand-ready series of time increments. While those performance obligations are satisfied over time, the transaction fees in those contracts are recognized as incurred because they are allocated to each distinct time period that has elapsed.

Under GBT’s contracts with its corporate clients, GBT has an obligation to provide comprehensive travel-related services to the client that includes travel bookings, access to travel counselors, access to online booking tools, assistance with establishing travel policies and negotiation of prices with suppliers (all of which are provided on a when-and-if available basis).

In accordance with ASC 606-10-25-18e, GBT believes the nature of its promise, under a typical contract with a corporate client, is to provide the corporate client with access to GBT’s travel services at all times during the contract period (i.e., there is a stand-ready obligation of GBT to provide services as and when a corporate client or a business traveler may require). GBT provides corporate clients with continuous access to its travel counselors and provides the option of having dedicated travel counselors to client accounts. The corporate client’s use of travel counselors does not diminish GBT’s stand-ready obligation to answer calls, book travel and provide access to after-hours travel management services. Providing continuous access to services is consistent with a Type D stand-ready obligation discussed in Question 20 of the FASB Revenue Recognition Implementation Q&As which states “Type D Making a good or service available to the customer continuously, such as in the health club example set forth in Example 18 (paragraphs 606-10-55-184 through 55-186) of Topic 606.” Consistent with those examples, a client’s rights do not diminish based on client usage and a company’s obligation remains the same throughout the contract period.

GBT believes that the various promises under its client contracts are a single integrated service consistent with the asset manager, hotel manager and outsourcing examples in Question 18 of the FASB Implementation Q&As. The activities (booking, providing after hours travel management services, access to travel counselors, etc.) are not distinct because they are all inputs into the combined output of assisting the corporate client with outsourcing and managing its business travel. Given the obligation to be available during the contract period to provide several elements of travel-related services to its corporate clients, GBT believes the promised services under its contracts with corporate clients fall under ASC 606-10-25-18e. Further, consistent with the examples in Question 18 of the FASB Implementation Q&As, GBT’s performance obligation is a series of distinct time increments that are substantially the same and satisfied over time.

The total consideration that GBT generally receives under a contract with a corporate client is comprised of a transaction-based booking fee and a non-transaction-based management fee. This aggregate consideration is received in exchange for GBT’s stand-ready obligation to provide services to the corporate client during the contract period. The corporate client consumes and benefits from the services satisfied over time and the satisfaction of such performance obligation is on a time-based measure of progress.

United States Securities and Exchange Commission
February 4, 2022

During the contract period, GBT is entitled to a non-refundable transaction fee based on bookings, which is unit-priced under the contract, and GBT is not obligated to provide the corporate client with subsequent services to retain the fee (such as changes, cancellations or other travel related services) once the initial booking has been made. If the traveler wishes to change or cancel the flight, GBT charges an additional transaction fee. Therefore, each subsequent change or cancellation is variable consideration.

While the measure of progress is time-based, GBT believes it is required to recognize the variable fees as revenue when the transactions occur because the transaction fees meet the criteria in ASC 606-10-32-40 to be allocated entirely to the distinct time period of the series performance obligation. This is because the variable fees relate directly to GBT’s efforts (the booking) during the distinct time period and allocating the variable amounts is consistent with the allocation objective.

GBT believes the allocation objective is met because the transaction fees are consistently priced throughout the contract term, consistent with standard pricing practices and there are no cumulative thresholds or tiered pricing. This is consistent with Example B in Question 45 of the FASB Implementation Q&As which states: “The staff thinks the fees based on quantity processed and percentage of dollars processed could meet the allocation objective for each month of service. For example, the allocation objective could be met if the fees are priced consistently throughout the contract and the rates charged are consistent with the entity’s standard pricing practices with similar customers.” GBT believes that this example is similar to GBT’s contracts that include a management fee, as Example B included fixed fees in addition to the transaction-based fees.

The non-transaction-based management fees received by GBT are fixed amounts of currency. Since these fees are not variable, they are allocated to the entire performance obligation and recognized ratably in accordance with the time-based measure of progress. Therefore, as each distinct time period elapses, GBT recognizes a ratable portion of the fixed fees plus the variable amounts allocated to the periods that elapsed. In other words, while the performance obligation is satisfied over time, the transaction fees are recognized as they are incurred.

For the purposes of disaggregation of revenue in accordance with ASC 606-10-50-5, although there is a single stand-ready performance obligation under its contracts with corporate clients, GBT disaggregates and presents its transaction-based booking fee as part of Travel Revenue and its non-transaction based management fee as part of Product and Professional Services revenue in accordance with the disclosure objective in ASC 606-10-50-5. GBT considered an alternative presentation by performance obligation but believes that would not provide as meaningful information.

Note 24. Segment Information, page F-105

47.	We note that the Business Travel and Meetings and Events operating segments have been aggregated and presented as one reportable segment due to their similar economic characteristics, nature of services provided, type of customers, methods used to provide services and regulatory environment. Provide us with an analysis of each of the aggregation criteria per FASB ASC 280-10-50-11.

Response to Comment 47

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that GBT believes aggregation of its Business Travel and Meetings and Events (“M&E”) operating segments is consistent with the objectives and principles of ASC 280, Segment Reporting. GBT evaluated the aggregation criterion of ASC 280-10-50-11 and concluded that its two operating segments should be aggregated into a single reportable segment as they have similar economic characteristics and are similar in each of the following areas (to the extent applicable):

(a) the nature of the products and services,

United States Securities and Exchange Commission
February 4, 2022

(b) the nature of the production processes,

(c) the type or class of customer for their products and services,

(d) the methods used to distribute their products or provide their services, and

(e) the nature of the regulatory environment.

Similar economic characteristics: In evaluating economic similarities, GBT has considered guidance in ASC 280-10-50-11 and ASC 280-10-55-7C. Historically, GBT’s Business Travel and M&E segments have had similar profit margins and GBT expects that the two segments will continue to have similar long-term profit margins[1]. The Business Travel and M&E components showed similar profit margins of approximately 20% for financial year (FY) 2019 and FY 2018 (the last years of normal operations prior to the COVID-19 pandemic). Since March 2020, the COVID-19 pandemic severely restricted the level of economic activity around the world and has continued to have an unprecedented effect on the global travel industry. Government measures implemented to contain the spread of COVID-19 continue to limit business travel significantly below 2019 levels and has resulted clients cancelling or postponing all destination meetings and conferences scheduled from April 2020 through the end of FY 2020. As such, the profit margins of the two operating segments for FY 2020 were not meaningful; however, COVID-19 has had a similar unfavorable impact on both Business Travel and M&E profit margins. GBT has forecasted that the profit margins from both operating segments are expected to continue at similar levels when the business travel industry recovers from the adverse impact of the pandemic.

GBT also notes that similarities in margin exist across the broader business travel and meeting and events industries due to competition and availability of alternative suppliers that generally provide both business travel and meetings and events services.

Other aggregation criteria: GBT has also evaluated the following areas set out in ASC 280-10-50-11 to determine similarities between the Business Travel and M&E components:

(a)       The nature of the products and services

The Business Travel component earns revenue by booking travel, managing corporate travel policies and programs and charging the client a booking, management or service fee.

The M&E component organizes meeting and events, which includes booking travel for corporate clients and reserving hotel rooms (both accommodation and conference facilities).

GBT believes that these two components are closely aligned, as they require employees with a common skill set that includes understanding a client’s travel needs and ability to develop a travel itinerary, whether through traditional bookings or on-line platforms (see also discussion at sub-paragraph (d) below).

[1]	Profit margin is calculated by dividing an amount equal to revenue less Adjusted Operating Expenses (total operating expenses excluding depreciation and amortization and costs that GBT’s management believes are non-core to the underlying business of GBT, consisting of restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation and certain corporate costs) by revenue.

United States Securities and Exchange Commission
February 4, 2022

Across its Business Travel and M&E components, GBT competes for its clients’ travel spending and serves similar (and in some cases the same) clients across GBT’s businesses and major geographies. As a result, both operating segments are impacted by the same macroeconomic and business risks.

GBT has therefore concluded that the nature of the services provided by its Business Travel and M&E components is similar.

(b)       The nature of the production processes

This criterion is not applicable to GBT’s business.

(c)       The type or class of customer for their products and services

Both operating components have similar clients in similar industries and, in many cases, the same clients across similar geographies.

The M&E component generates approximately 80% of its contracts from existing clients of the Business Travel component.

(d)       The methods used to distribute their products or provide their services

Both the Business Travel and M&E components distribute their services through a combination of online platforms, on-site and off-site coordinators. GBT’s delivery model generally also includes dedicated travel counselors to support Business Travel clients and dedicated travel counselors for individual M&E.

(e)       The nature of the regulatory environment

Direct or indirect government agency actions occur from time to time. However, these actions do not affect one component in a substantially different way than the other. For example, if travel sanctions were to be implemented for a particular market, it would have a similar impact on both the Business Travel and M&E components.

Based on the above analysis, GBT concluded that the Business Travel and M&E operating segments should be aggregated and presented as a single reportable segment as they have similar economic characteristics and are similar in all of the criteria mentioned in ASC 280-10-50-11. GBT does not believe that separate reporting of segment information would add significantly to an investor’s understanding of its business or enhance the presentation of its financial results.

Exhibits

48.	We note your disclosure on page 42 and elsewhere that in connection with the Business Combination Agreement, on December 2, 2021, the Continuing JerseyCo Owners and GBT entered into the Company Holders Support Agreement. Please file a copy of this agreement as an exhibit to your registration statement or tell us why you believe it is not required to be filed. Please also file the consent of Houlihan Lokey to the inclusion of its opinion letter dated December 2, 2021 in your proxy statement/prospectus as an exhibit to your registration statement.

Response to Comment 48

The Registrant respectfully acknowledges the Staff’s comment and informs the Staff that it has filed a copy of the Company Holders Support Agreement and Houlihan Lokey’s consent as exhibits to Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission
February 4, 2022

General

49.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your analysis, including any needed assumptions. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. It appears that underwriting fees remain constant and are not adjusted based on redemptions.

Response to Comment 49

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 173-174 of Amendment No. 1 to the Registration Statement accordingly.

50.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response to Comment 50

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that page 112 of Amendment No. 1 to the Registration Statement, once completed with recent closing price information, will disclose the approximate value of the warrants that may be retained by redeeming stockholders assuming maximum redemptions. The Registrant will complete such disclosure prior to requesting that the Registration Statement be declared effective.

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United States Securities and Exchange Commission
February 4, 2022

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson
Brian M. Janson

cc:	Securities and Exchange Commission
Wei Lu Ethan Horowitz

Apollo Strategic Growth Capital
Sanjay Patel James Crossen

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Ross A. Fieldston Gregory A. Ezring Luke R. Jennings

Skadden, Arps, Slate, Meagher & Flom LLP
Gregory A. Fernicola Peter D. Serating Thaddeus P. Hartmann

GBT JerseyCo Limited Eric J. Bock